Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West | Shanghai 200041 | People’s Republic of China

Tel +86.21.6137.7999 | fax +86.21.6137.7900

Jia Yan

Tel: 86.21.6137.7980

jia.yan@pillsburylaw.com

March 5, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen,

Our client, STARRY SEA ACQUISITION CORP, a Cayman Islands exempted company (the “Registrant”), has submitted a draft Registration Statement on Form S-1 (the “Draft Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review. The Draft Registration Statement relates to a proposed initial public offering and listing of the Registrant’s units, each consisting of one ordinary share and one right to receive one-seventh (1/7) of one ordinary share upon the consummation of an initial business combination. The Registrant confirms that it is an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 and is confidentially submitting the Draft Registration Statement to the Commission in accordance therewith. The Registrant also confirms that it will publicly file the registration statement and the nonpublic draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

Please do not hesitate to contact Jia Yan at 86 (021) 6137-7980 or jia.yan@pillsburylaw.com, or Tianze Ma at 86 (010) 8572-1117 or tianze.ma@pillsburylaw.com of Pillsbury Winthrop Shaw Pittman LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Pillsbury Winthrop Shaw Pittman LLP
Pillsbury Winthrop Shaw Pittman LLP

cc:	Kong Wai Yap, Chief Financial Officer